UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D/A
                                  AMENDMENT NO. 1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              TEXHOMA ENERGY, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    882898208
                                 (CUSIP Number)

                                   Max Maxwell
                          2200 Post Oak Blvd. Suite 340
                              Houston, Texas 77056
                               Phone: 832-260-8713
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 May 17, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |     Names  of  Reporting  Persons.
          I.R.S.  Identification  Nos.  of  above  persons  (entities  only).

          Lucayan Oil and Gas Investment, Ltd. ("LOGI")
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| 2 |     Check  the  Appropriate  Box  if  a  Member  of  a  Group       (a)[ ]
                                                                          (b)[ ]

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| 3 |     SEC  Use  Only


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| 4 |     Source  of  Funds
          OO

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| 5 |     Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

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| 6 |     Citizenship  or  Place  of  Organization
          Bahamas

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                             | 7 |     Sole  Voting  Power
Number  of                             22,375,000
Shares  Bene-                ---------------------------------------------------
ficially                     | 8 |     Shares  Voting  Power
Owned  by  Each                        N/A
Reporting                    ---------------------------------------------------
Person  With                 | 9 |     Sole  Dispositive  Power
                                       22,375,000
--------------------------------------------------------------------------------

                            | 10 |     Shared  Dispositive  Power
                                       N/A

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| 11 |     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
                                       22,375,000

--------------------------------------------------------------------------------
| 12 |     Check  if  the Aggregate Amount in Row (11) Excludes Certain Shares
                                        N/A

--------------------------------------------------------------------------------
| 13 |     Percent  of  Class  Represented  by  Amount  in  Row  (11)
                                       12.7%

--------------------------------------------------------------------------------
| 14 |     Type  of  Reporting  Person
                                        CO

--------------------------------------------------------------------------------

ITEM  1.  SECURITY  AND  ISSUER

This Schedule 13D relates to the Common Stock of Texhoma Energy, Inc. (the "Company"). The principal executive offices of the Company are located at 2200 Post Oak Blvd. Suite 340, Houston, Texas 77056.

ITEM  2.  IDENTITY  AND  BACKGROUND

(a)-(c) This Statement on Schedule 13D is being filed by Lucayan Oil and Gas Investment, Ltd. ("LOGI"). LOGI's business address is 2200 Post Oak Blvd. Suite 340, Houston, Texas 77056. LOGI is a corporation organized under the laws of the Bahamas. LOGI is a corporation, which invests in companies which engage in oil and gas exploration and development. LOGI is beneficially owned by the Company's Director and President, Max Maxwell, who is a 50% owner and Director of LOGI and A.E. "Buzz" Jehle, who is a 50% owner and Director of LOGI.

(d)-(e) During the last five years, neither LOGI nor any of LOGI's officers or Directors have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) made a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.  SOURCE  OF  AMOUNT  OF  FUNDS  OR  OTHER  COMPENSATION

On April 10, 2006, Lucayan Oil and Gas Investments, Ltd. ("LOGI"), entered into a Debt Conversion Agreement with the Company, whereby LOGI agreed to convert $160,000 of debt into 4,000,000 shares of the Company's common stock (one share of common stock for each $0.04 of debt converted by LOGI). Additionally, on April 12, 2006, the Company issued LOGI a Promissory Note for $735,000, due on April 30, 2009, which amount represented the amount which remained to be paid to LOGI by the Company, which Promissory Note was convertible into shares of the Company's common stock at the rate of one share of common stock for each $0.04 of debt owed.

On May 15, 2006, LOGI provided the Company notice of its desire to convert the $735,000 Promissory Note into an aggregate of 18,375,000 shares of the Company's common stock and as a result of such convertion, LOGI now owns an aggregate of 22,375,000 shares of the Company's common stock.

ITEM  4.  PURPOSE  OF  TRANSACTION

LOGI acquired the securities for investment purposes. Depending on general market and economic conditions affecting the Company and other relevant factors, LOGI may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

LOGI also acquired the securities of the Company in a transaction which may relate to or result in:

     (a) the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

     (b)  a  reorganization  involving  the  Company;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) a material change in the present capitalization or dividend policy of the Company;

     (f) other material changes in the Company's business or corporate structure;

     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

LOGI  does  not  have  any  plans  or  proposals  which  relate to or result in:

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated in (h) through (i), above.


ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

     (a)  LOGI   beneficially  owns  22,375,000  shares,  or  12.7%  of  common stock of the Company, using 176,187,224 shares issued and outstanding immediately following the issuance of 18,375,000 shares to LOGI.

     (b) LOGI has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of all 22,375,000 of the shares beneficially owned by LOGI. LOGI is beneficially owned by the Company's Director and President, Max Maxwell, who is a 50% owner and Director of LOGI and A.E. "Buzz" Jehle, who is a 50% owner and Director of LOGI.

     (c) LOGI acquired 4,000,000 shares of the Registrant's common stock in April 2006 and 18,375,000 shares in May 2006 by converting amounts owed to it into shares of Company common stock, as a result of the transactions discussed in Item 3, above.

     (d) No person, other than Max Maxwell and A.E. "Buzz" Jehle, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by LOGI.

     (e)  N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

          Exhibit  10.1(1)  Debt  Conversion  Agreement
          Exhibit  10.1(1)  Promissory  Note


(1) Filed as Exhibits to the Company's Report on Form 8-K filed with the Commission on April 19, 2006, and incorporated herein by reference.

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24,  2006

LUCAYAN  OIL  AND  GAS  INVESTMENT,  LTD.
-----------------------------------------


By:  /s/  Max  Maxwell
    ------------------
     Max  Maxwell,
     Director